UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Videocon d2h Limited (the “Company”) is furnishing under the cover of this Form 6-K its earnings release for the year ended March 31, 2016 which is attached hereto as Exhibit 99.1.

2.	The Board of Directors at their meeting held on May 24, 2016, subsequent to the approval received from Ministry of Information and Broadcasting on March 30, 2016, took the following actions:

a.	Took note of the appointment of Mrs. Geetanjali Kirloskar as an Independent Director for a term of five years from March 30, 2016. Mrs. Geetanjali was voted on to the Board at the Annual General Meeting of the Company held on September 30, 2015, subject to the approval of the Ministry of Information and Broadcasting;

b.	Approved the appointment of Mr. Harry Sloan as an Additional Director on the Board pursuant to the provisions of Section 161 of the Indian Companies Act, 2013 and Rules made thereunder. The Board also approved the appointment of Mr. Sloan as a member of the Nomination, Remuneration and Compensation Committee; and

c.	Approved the appointment of Mr. Jeffrey Sagansky as an Additional Director on the Board pursuant to the provisions of Section 161 of the Indian Companies Act, 2013 and Rules made thereunder. The Board also approved the appointment of Mr. Sagansky as a member of the Audit Committee.

Exhibit

99.1	The Company’s Year ended March 31, 2016 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2016

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman